May 13, 2019

Ken Shawn Tapp
Chief Executive Officer
Social Life Network, Inc.
3465 S Gaylord Court, Suite A509
Denver, CO 80113

       Re: Social Life Network, Inc.
           Registration Statement on Form S-1
           Filed May 2, 2019
           File No. 333-231169

Dear Mr. Tapp:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447, or in his absence, Jan
Woo, Legal Branch Chief, at (202) 551-3453, with any questions. If you require further assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Information Technologies
                                                            and Services
cc:    Frederick M. Lehrer, Esq.